40-33

Dechert LLP

811-10379
Branch 22

Chris Burdett
Direct Tel: (650) 813-4870
Direct Fax: (650) 813-4848
chris.burdett@dechert.com

PIMCO CALIFORNIA MUNICIPAL INCOME FUND

March 2, 2005

VIA FEDERAL EXPRESS

Filing Desk
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

BOSTON
BRUSSELS
CHARLOTTE
FRANKFURT
HARRISBURG
HARTFORD
LONDON
LUXEMBOURG
MUNICH
NEW YORK
NEWPORT BEACH
PALO ALTO
PARIS
PHILADELPHIA
PRINCETON
SAN FRANCISCO
WASHINGTON

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940, as amended

Dear Sir or Madam :

On behalf of Brent R. Harris, R. Wesley Burns, E. Philip Cannon, Vern O. Curtis, J. Michael Hagan and William J. Popejoy, enclosed is a copy of the Amended Certificate and Notice as to Interested Parties Pursuant to L.R. 7.1-1 and the relevant proof of service filed on March 1, 2005 in the U.S. District Court for the Central District of California (*Mutchka v. Harris,* Case Number SACV05-0034 JVS (ANx)). These pleadings are being filed pursuant to Section 33 of the Investment Company Act of 1940, as amended.

At the request of our individual clients, we are also making this filing on behalf of Pacific Investment Management Company (PIMCO).

If you have any questions regarding this filing, please contact me at (650) 813-4870.

Please acknowledge receipt of this filing by date-stamping the enclosed copy of this letter and returning it in the envelope provided.

Respectfully submitted,

[redacted]

05046699

Chris Burdett

Chris Burdett

DCB/kw

cc: Mohan V. Phansalkar, Esq. (with enclosures)
Robert A. Skinner, Esq. (with enclosures)

103238.1.PAL_17 3/2/05 2:21

Mohan Vijay Phansalkar (SBN 131417)
840 Newport Center Drive
Suite 300
Newport Beach, California 92658-6430
Telephone: (949) 720-6180
Facsimile: (949) 720-4590

Attorney for Defendant
PACIFIC INVESTMENT MANAGEMENT COMPANY LLC, sued as PACIFIC INVESTMENT MANAGEMENT COMPANY (PIMCO)

FILED
2005 MAR -1 PM 12: 12
CLERK U.S. DISTRICT COURT
CENTRAL DIST. OF CALIF.
SANTA ANA

UNITED STATES DISTRICT COURT

CENTRAL DISTRICT OF CALIFORNIA

SOUTHERN DIVISION -- SANTA ANA

CHARLES MUTCHKA and PAULINE MUTCHKA, on Behalf of Themselves and All Other Similarly Situated,

Plaintiffs,

v.

BRENT R. HARRIS, R. WESLEY BURNS, DAVID C. FLATTUM, E. PHILIP CANNON, VERN O. CURTIS, J. MICHAEL HAGAN, WILLIAM J. POPEJOY, DONALD P. CARTER, GARY A. CHILDRESS, THEODORE J. COBURN, W. BRYANT STOOKS, GERALD M. THORNE, PACIFIC INVESTMENT MANAGEMENT COMPANY (PIMCO), PA FUND MANAGEMENT LLC, NFJ INVESTMENT GROUP LP, NICHOLAS-APPLEGATE CAPITAL MANAGEMENT LLC, CADENCE CAPITAL MANAGEMENT LLC, RCM CAPITAL MANAGEMENT LLC, AND JOHN DOES NO. 1 through 100,

Defendants.

Case No. SACV05-0034 JVS (ANx)

AMENDED CERTIFICATE AND NOTICE AS TO INTERESTED PARTIES PURSUANT TO L.R. 7.1-1

Date: None
Time: None
Department: 10C
Judge: James V. Selna

TO THE CLERK OF THE UNITED STATES DISTRICT COURT FOR THE CENTRAL DISTRICT OF CALIFORNIA:

The undersigned, counsel of record for defendant, Pacific Investment Management Company, LLC, sued as Pacific Investment Management Company (PIMCO), certifies that the following listed parties have a direct pecuniary interest in the outcome of this case. These representations are made to enable this Court of evaluate possible disqualifications or recusal.

Brent R. Harris	Defendant
R. Wesley Burns	Defendant
David C. Flattum	Defendant
E. Philip Cannon	Defendant
Vern O. Curtis	Defendant
J. Michael Hagan	Defendant
William J. Popejoy	Defendant
Donald P. Carter	Defendant
Gary A. Childress	Defendant
Theodore J. Coburn	Defendant
W. Bryant Stooks	Defendant
Gerald M. Thorne	Defendant
Pacific Investment Management Company LLC ("PIMCO")	Defendant
PA Fund Management LLC	Defendant
NFJ Investment Group LP	Defendant
Nicholas-Applegate Capital Management LLC	Defendant
Cadence Capital Management LLC	Defendant
RCM Capital Management LLC	Defendant

///

PIMCO California Intermediate Municipal Bond Fund	A series of securities issued as part of the PIMCO Funds: Pacific Investment Management Series, advised by PIMCO
PIMCO California Municipal Bond Fund	A series of securities issued as part of the PIMCO Funds: Pacific Investment Management Series, advised by PIMCO
PIMCO Convertible Fund f/k/a PIMCO Convertible Bond Fund	A series of securities issued as part of the PIMCO Funds: Pacific Investment Management Series, advised by PIMCO
PIMCO Municipal Bond Fund	A series of securities issued as part of the PIMCO Funds: Pacific Investment Management Series, advised by PIMCO
PIMCO Diversified Income Fund	A series of securities issued as part of the PIMCO Funds: Pacific Investment Management Series, advised by PIMCO
PIMCO Emerging Markets Bond Fund	A series of securities issued as part of the PIMCO Funds: Pacific Investment Management Series, advised by PIMCO
PIMCO European Convertible Fund	A series of securities issued as part of the PIMCO Funds: Pacific Investment Management Series, advised by PIMCO
PIMCO Floating Income Fund	A series of securities issued as part of the PIMCO Funds: Pacific Investment Management Series, advised by PIMCO
PIMCO Foreign Bond Fund (Unhedged)	A series of securities issued as part of the PIMCO Funds: Pacific Investment Management Series, advised by PIMCO

///

PIMCO Foreign Bond Fund (U.S. Dollar-Hedged) f/k/a PIMCO Foreign Bond Fund	A series of securities issued as part of the PIMCO Funds: Pacific Investment Management Series, advised by PIMCO
PIMCO Global Bond Fund (Unhedged) f/k/a PIMCO Global Bond Fund	A series of securities issued as part of the PIMCO Funds: Pacific Investment Management Series, advised by PIMCO
PIMCO Global Bond Fund (U.S. Dollar-Hedged) f/k/a PIMCO Global Bond Fund II	A series of securities issued as part of the PIMCO Funds: Pacific Investment Management Series, advised by PIMCO
PIMCO GNMA Fund f/k/a PIMCO Low Duration Mortgage Fund	A series of securities issued as part of the PIMCO Funds: Pacific Investment Management Series, advised by PIMCO
PIMCO High Yield Fund	A series of securities issued as part of the PIMCO Funds: Pacific Investment Management Series, advised by PIMCO
PIMCO Investment Grade Corporate Bond Fund	A series of securities issued as part of the PIMCO Funds: Pacific Investment Management Series, advised by PIMCO
PIMCO Long-Term U.S. Government Fund	A series of securities issued as part of the PIMCO Funds: Pacific Investment Management Series, advised by PIMCO
PIMCO Low Duration Fund	A series of securities issued as part of the PIMCO Funds: Pacific Investment Management Series, advised by PIMCO
PIMCO Low Duration Fund II	A series of securities issued as part of the PIMCO Funds: Pacific Investment Management Series, advised by PIMCO

///

PIMCO Low Duration Fund III	A series of securities issued as part of the PIMCO Funds: Pacific Investment Management Series, advised by PIMCO
PIMCO Moderate Duration Fund	A series of securities issued as part of the PIMCO Funds: Pacific Investment Management Series, advised by PIMCO
PIMCO Money Market Fund	A series of securities issued as part of the PIMCO Funds: Pacific Investment Management Series, advised by PIMCO
PIMCO New York Municipal Bond Fund f/k/a PIMCO New York Intermediate Municipal Bond Fund	A series of securities issued as part of the PIMCO Funds: Pacific Investment Management Series, advised by PIMCO
PIMCO Real Return Fund f/k/a PIMCO Real Return Bond Fund	A series of securities issued as part of the PIMCO Funds: Pacific Investment Management Series, advised by PIMCO
PIMCO Real Return Fund II	A series of securities issued as part of the PIMCO Funds: Pacific Investment Management Series, advised by PIMCO
PIMCO Short Duration Municipal Income Fund	A series of securities issued as part of the PIMCO Funds: Pacific Investment Management Series, advised by PIMCO
PIMCO Short-Term Fund	A series of securities issued as part of the PIMCO Funds: Pacific Investment Management Series, advised by PIMCO
PIMCO StocksPLUS Fund	A series of securities issued as part of the PIMCO Funds: Pacific Investment Management Series, advised by PIMCO

///

PIMCO Total Return Mortgage Fund	A series of securities issued as part of the PIMCO Funds: Pacific Investment Management Series, advised by PIMCO
PIMCO Total Return Fund	A series of securities issued as part of the PIMCO Funds: Pacific Investment Management Series, advised by PIMCO
PIMCO Total Return Fund II	A series of securities issued as part of the PIMCO Funds: Pacific Investment Management Series, advised by PIMCO
PIMCO Total Return Fund III	A series of securities issued as part of the PIMCO Funds: Pacific Investment Management Series, advised by PIMCO
PIMCO Commodity RealReturn Strategy Fund	A series of securities issued as part of the PIMCO Funds: Pacific Investment Management Series, advised by PIMCO
PIMCO Real Return Asset Fund	A series of securities issued as part of the PIMCO Funds: Pacific Investment Management Series, advised by PIMCO
PIMCO All Asset Fund	A series of securities issued as part of the PIMCO Funds: Pacific Investment Management Series, advised by PIMCO
PIMCO All Asset All Authority Fund	A series of securities issued as part of the PIMCO Funds: Pacific Investment Management Series, advised by PIMCO
PIMCO StocksPLUS Total Return Fund	A series of securities issued as part of the PIMCO Funds: Pacific Investment Management Series, advised by PIMCO

///

PIMCO StocksPLUS Total Return Short Strategy Fund	A series of securities issued as part of the PIMCO Funds: Pacific Investment Management Series, advised by PIMCO
PIMCO European StocksPLUS TR Strategy Fund	A series of securities issued as part of the PIMCO Funds: Pacific Investment Management Series, advised by PIMCO
PIMCO Far East (Ex-Japan) StocksPLUS TR Strategy Fund	A series of securities issued as part of the PIMCO Funds: Pacific Investment Management Series, advised by PIMCO
PIMCO International StocksPLUS TR Strategy Fund	A series of securities issued as part of the PIMCO Funds: Pacific Investment Management Series, advised by PIMCO
PIMCO Japanese StocksPLUS TR Strategy Fund	A series of securities issued as part of the PIMCO Funds: Pacific Investment Management Series, advised by PIMCO
PIMCO RealEstateRealReturn Strategy Fund	A series of securities issued as part of the PIMCO Funds: Pacific Investment Management Series, advised by PIMCO
PIMCO Strategic Balanced Fund	A series of securities issued as part of the PIMCO Funds: Pacific Investment Management Series, advised by PIMCO, now liquidated or closed
PIMCO European Convertible Fund	A series of securities issued as part of the PIMCO Funds: Pacific Investment Management Series, advised by PIMCO, now liquidated or closed

///

///

PIMCO Convertible Fund (Classes A-D)	A series of securities issued as part of the PIMCO Funds: Pacific Investment Management Series, advised by PIMCO, now liquidated or closed
PIMCO Growth Stock Fund	A series of securities issued as part of the PIMCO Funds: Pacific Investment Management Series, advised by PIMCO, now liquidated or closed
PIMCO Versa Style Fund	A series of securities issued as part of the PIMCO Funds: Pacific Investment Management Series, advised by PIMCO, now liquidated or closed
PIMCO Emerging Markets II	A series of securities issued as part of the PIMCO Funds: Pacific Investment Management Series, advised by PIMCO, now liquidated or closed
PIMCO International Fund	A series of securities issued as part of the PIMCO Funds: Pacific Investment Management Series, advised by PIMCO, now liquidated or closed
PIMCO Money Market Portfolio	A series of securities issued as part of the PIMCO Variable Insurance Trust, advised by PIMCO
PIMCO Short-Term Portfolio f/k/a PIMCO Short-Term Bond Portfolio	A series of securities issued as part of the PIMCO Variable Insurance Trust, advised by PIMCO

///

///

///

PIMCO Low Duration Portfolio f/k/a PIMCO Low Duration Bond Portfolio	A series of securities issued as part of the PIMCO Variable Insurance Trust, advised by PIMCO
PIMCO Total Return Portfolio f/k/a PIMCO Total Return Bond Portfolio	A series of securities issued as part of the PIMCO Variable Insurance Trust, advised by PIMCO
PIMCO Total Return Portfolio II f/k/a PIMCO Total Return Bond Portfolio II	A series of securities issued as part of the PIMCO Variable Insurance Trust, advised by PIMCO
PIMCO High Yield Portfolio f/k/a PIMCO High Yield Bond Portfolio	A series of securities issued as part of the PIMCO Variable Insurance Trust, advised by PIMCO
PIMCO Long-Term U.S. Government Portfolio f/k/a PIMCO Long-Term U.S. Government Bond Portfolio	A series of securities issued as part of the PIMCO Variable Insurance Trust, advised by PIMCO
PIMCO Real Return Portfolio f/k/a PIMCO Real Return Bond Portfolio	A series of securities issued as part of the PIMCO Variable Insurance Trust, advised by PIMCO
PIMCO CommodityRealReturn Strategy Portfolio	A series of securities issued as part of the PIMCO Variable Insurance Trust, advised by PIMCO
PIMCO Global Bond Portfolio (Unhedged) f/k/a PIMCO Global Bond Portfolio	A series of securities issued as part of the PIMCO Variable Insurance Trust, advised by PIMCO
PIMCO Foreign Bond Portfolio (U.S. Dollar Hedged) f/k/a PIMCO Foreign Bond Portfolio	A series of securities issued as part of the PIMCO Variable Insurance Trust, advised by PIMCO

///

PIMCO Emerging Markets Bond Portfolio	A series of securities issued as part of the PIMCO Variable Insurance Trust, advised by PIMCO
PIMCO All Asset Portfolio	A series of securities issued as part of the PIMCO Variable Insurance Trust, advised by PIMCO
PIMCO StocksPLUS Growth and Income Portfolio	A series of securities issued as part of the PIMCO Variable Insurance Trust, advised by PIMCO
PIMCO StocksPLUS Total Return Portfolio	A series of securities issued as part of the PIMCO Variable Insurance Trust, advised by PIMCO
PIMCO Capital Appreciation Portfolio	A series of securities issued as part of the PIMCO Variable Insurance Trust, advised by PIMCO, now liquidated or closed
PIMCO Mid-Cap Growth Portfolio	A series of securities issued as part of the PIMCO Variable Insurance Trust, advised by PIMCO, now liquidated or closed
PIMCO Small Cap Value Portfolio	A series of securities issued as part of the PIMCO Variable Insurance Trust, advised by PIMCO, now liquidated or closed

///

///

///

///

PIMCO Strategic Balanced Portfolio	A series of securities issued as part of the PIMCO Variable Insurance Trust, advised by PIMCO, now liquidated or closed
PIMCO Commercial Mortgage Securities Trust, Inc.	A trust advised by PIMCO
PIMCO Strategic Global Government Fund, Inc.	A trust advised by PIMCO
Allianz Global Investors of America L.P.	A majority owner of PIMCO
Allianz-Paclife Partners LLC	The general partner of Allianz Global Investors of America L.P.
ADAM U.S. Holding LLC	The managing member of Allianz-Paclife Partners LLC
Allianz Global Investors of America LLC	The sole member of ADAM U.S. Holding LLC
Allianz of America, Inc.	A member of Allianz Global Investors of America LLC
Allianz Global Investors of America Holding Inc.	A member of Allianz Global Investors of America LLC
Allianz Global Investors Aktiengesellschaft	100% owner of Allianz Global Investors of America Holding Inc.
Allianz Aktiengesellschaft	100% owner of Allianz Global Investors Aktiengesellschaft and Allianz of America, Inc., and indirect owner of a controlling interest in Allianz Global Investors of America L.P.

///

Pacific Life Insurance Company	100% owner of Pacific Asset Management LLC, with an indirect minority interest in Allianz Global Investors of America L.P., and member of Allianz-Paclife Partners LLC
Pacific Mutual Holding Company	100% owner of Pacific Life Insurance Company
PIMCO Partners, LLC	A minority owner of PIMCO, owned by the current managing directors and executive management of PIMCO.

DATED: February 23, 2005

Mohan V. Phansalkar

Mohan Vijay Phansalkar (SBN 131417)
840 Newport Center Drive
Suite 300
Newport Beach, California 92658-6430
Telephone: (949) 720-6180
Facsimile: (949) 720-4590

Attorney for Defendant

PACIFIC INVESTMENT MANAGEMENT COMPANY LLC, sued as PACIFIC INVESTMENT MANAGEMENT COMPANY (PIMCO)

Gidon M. Caine, State Bar No. 188110
Dechert LLP
975 Page Mill Road
Palo Alto, California 94304-1013
Telephone: 650.813.4800
Facsimile: 650.813.4848

Attorney for Defendants
BRENT R. HARRIS, R. WESLEY BURNS, E. PHILIP CANNON, VERN O. CURTIS, J. MICHAEL HAGAN, and WILLIAM J. POPEJOY

FILED
2005 MAR -1 PM 12: 11
CENTRAL DIST. OF CALIF.
SANTA ANA

UNITED STATES DISTRICT COURT

CENTRAL DISTRICT OF CALIFORNIA

SOUTHERN DIVISION -- SANTA ANA

CHARLES MUTCHKA and PAULINE MUTCHKA, on Behalf of Themselves and All Others Similarly Situated, Plaintiffs, v. BRENT R. HARRIS, R. WESLEY BURNS, DAVID C. FLATTUM, E. PHILIP CANNON, VERN O. CURTIS, J. MICHAEL HAGAN, WILLIAM J. POPEJOY, DONALD P. CARTER, GARY A. CHILDRESS, THEODORE J. COBURN, W. BRYANT STOOKS, GERALD THORNE, PACIFIC INVESTMENT MANAGEMENT COMPANY (PIMCO), PA FUND MANAGEMENT LLC, NFJ INVESTMENT GROUP LP, NICHOLAS-APPLEGATE CAPITAL MANAGEMENT LLC, CADENCE CAPITAL MANAGEMENT LLC, RCM CAPITAL MANAGEMENT LLC, AND JOHN DOES NO. 1 through 100, Defendants.	Case No. SACV05-0034 JVS (ANx) **PROOF OF SERVICE BY MAIL**

Case Name: MUTCHKA V. HARRIS
Case No.: SACV05-0034 JVS (ANx)

PROOF OF SERVICE

The undersigned certifies and declares as follows

I am employed in the County of Santa Clara, State of California. I am over the age of 18 and not a party to the within action. My business address is 975 Page Mill Road, Palo Alto, California 94304.

On February 28, 2005, I served on interested parties in said action the within:

AMENDED CERTIFICATE AND NOTICE AS TO INTERESTED PARTIES PURSUANT TO L.R. 7.1.-1

Attorneys:	Representing:
Paul R. Kiesel (SBN 119854) William L. Larson (SBN 119951) Patrick DeBlase (SBN 167138) 8648 Wilshire Boulevard Beverly Hills, California 90211-2910	Attorney for Plaintiffs CHARLES MUTCHKA and PAULINE MUTCHKA
Randall K. Pulliam BARON & BUDD, P.C. 3102 Oak Lawn Avenue, Suite 1100 Dallas, Texas 75219-4281	Attorney for Plaintiffs CHARLES MUTCHKA and PAULINE MUTCHKA
J. Allen Carney, Esq. Hank Bates, Esq. CAULEY BOWMAN CARNEY & WILLIAMS, LLP 11131 Arcade Drive, Suite 200 Little Rock, Arkansas 72212	Attorney for Plaintiffs CHARLES MUTCHKA and PAULINE MUTCHKA

Attorneys:	Representing:
Robert A. Skinner ROPES & GRAY Petition for Admission *Pro Hac Vice* To be filed One International Place Boston, Massachusetts 02110-2624	Attorneys for Defendants DAVID C. FLATTUM, DONALD P., CARTER, GARY A. CHILDRESS, THEODORE J. COBURN, W. BRYANT STOOKS, GERALD M. THORNE, PA FUND MANAGEMENT LLC, NFJ INVESTMENT GROUP LP, NICHOLAS APPLEGATE CAPITAL MANAGEMENT LLC, CADENCE CAPITAL MANAGEMENT LLC, and RMC CAPITAL MANAGEMENT LLC
Mohan Vijay Phansalkar, Esq. 840 Newport Center Drive, Suite 300 Newport Beach, California 92658-6430	Attorney for Defendant PACIFIC INVESTMENT MANAGEMENT COMPANY LLC, sued as PACIFIC INVESTMENT MANAGEMENT COMPANY (PIMCO)

[X] **By U.S. Mail, According to Normal Business Practices.** On the above date, at my place of business at the above address, I sealed the above document(s) in an envelope addressed to the above, and I placed that sealed envelope for collection and mailing following ordinary business practices, for deposit with the U.S. Postal Service. I am readily familiar with the business practice at my place of business for the collection and processing of correspondence for mailing with the U.S. Postal Service. Correspondence so collected and processed is deposited with the U.S. Postal Service the same day in the ordinary course of business, postage fully prepaid.

I certify and declare under the penalty of perjury that the foregoing is true and correct.

Executed on February 28, 2005, at Palo Alto, California.

KAREN J. WHIDBEE